

Pedal Anywhere

Changing bike rental with quality bikes, low rates, and free delivery on demand. Get a great bike when and where you want one.   Edit Profile

$500	**$3,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Pedal Anywhere is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Total Revenue Since Launch

$196,000

Total Customers Since Launch

2,350

> ~3X revenue growth from launch in 2014 through 2016

> 55% Y/Y income growth

> Bootstrapped to date

> Organic SEO: top-three Google result when searching "Seattle bike rental"

> Targeting expansion to three new cities by 2018

> Round Size: US $750,000

> Raise Description: Pre-Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $3,000,000

> Target Minimum Raise Amount: US $100,000

> Offering Type: Side by Side Offering

Bikes Delivered on Demand.



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Pedal Anywhere was founded in 2013 as an experiment in on-demand bike rental. We have grown revenues to over $196,000 since that first year and are excited to scale the concept regionally and nationally. We are disrupting a rental market which from our observations lacks household names, national brands, and consistent bike quality. Our goal is to always deliver to your door within 2 hours, guaranteed.

The Problem

From our experience, traveling with your bicycle is prohibitively expensive – requiring technical assembly knowledge – so most travelers leave their bikes at home. According to our observations, North America lacks a single recognizable bike rental brand, with bike rental limited to either one-size-fits-all public bike-share programs or local shops with varying hours, pricing, and availability.

We believe getting a rental bike should be as easy as hailing an Uber, but we haven't seen the bike rental market respond with the on-demand products that we believe consumers increasingly expect.

The Solution

Pedal Anywhere solves these problems by providing high quality bikes that are fully customizable for a rider's desired accessories, size, and style. By delivering them on demand and operating 7 days per week, we remove the traditional pain points that travelers experience when trying to locate an adequate rental shop in an unfamiliar city.

Pitch Deck



Highlights
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
SeedInvest
Overview
Team Story
Term Sheet
Financial Discussion

PedalAnywhere®
Bikes Delivered on Demand

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Product & Service

We offer city hybrids, aluminum road bikes, and steel touring bikes for rent. Customers get quality bikes and components with easily serviceable parts in the case of breakdowns. All reservations are made online through our web app. Once submitted, orders are prepped to the customer's specifications, then dispatched to delivery staff. We deliver and pick up bikes via our proprietary bike-hauling bike trailer, enabling each delivery driver to carry 3 customer orders simultaneously with zero fuel cost. Payment is made via Square upon successful delivery.

The mission of our business model is to harness economies of scale to earn 10x in revenue per year over the capital cost of each bike. Our goal is to utilize periodic resale of the bikes to obtain profitable capital replacement, so that once each city's fleet is at scale, ongoing capital inputs are effectively free and the product is always new.

Rental rates range from $39-$449.

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Two Downtown Customers. When staying in the heart of the city, a bike is the simple, elegant way to get around.



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Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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MISSION LOCAL
local news for a global neighborhood

Team Story

Co-Founder Lucas Nivon noticed a large gap in the long-term bike rental market in 2012, leading him to found Seattle Monthly Bike Rental out of his garage with a handful of bikes. Lucas remains an advisor while running Cyrus Biotechnology full time as Co-Founder and CEO.

Seeing strong demand for the experimental product, Lucas head-hunted Co-Founder Zach Shaner to be CEO in 2013. Now rebranded as Pedal Anywhere, Zach has grown the company to over $196,000 in revenue and 2,350 in customers.

Meet the Founders



Zach Shaner
CEO & CO-FOUNDER

Zach is an economist and journalist by training, and worked on bicycle and transit advocacy for 6 years prior to heading Pedal Anywhere. His strong vision for the product and his extensive experiences with governments and bicycle nonprofits will be leveraged heavily in the future to form meaningful partnerships.



Lucas Nivon
CO-FOUNDER



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Co-Founder Lucas Nivon noticed a large gap in the long-term bike rental market in 2012, leading him to found Seattle Monthly Bike Rental out of his garage with a handful of bikes. Lucas remains an advisor while running Cyrus Biotechnology full time as Co-Founder and CEO.

Key Team Members



Meaghan Mcclure
MARKETING MANAGER



Roy Wilkie
OPERATIONS MANAGER

Highlights

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

Q&A with the Founder

Q: Can you discuss the operating history of the Company since you launched in 2012?

Pedal Anywhere: Co-founder Lucas started the Company in 2012 and found current CEO Zach in 2013 as co-founder to join. Pedal Anywhere was a hobby company until 2015. Lucas is a post-doc from Harvard and went on to start a healthcare / medical startup. Since Lucas did not have the bandwidth to continue running Pedal Anywhere, he found Zach who started at the Company in 2015 for last 18 months. Then we hired our 1st delivery staff in April and hired marketing & ops in July. We've bootstrapped the Company to date with an operations agreement as an LLC with 75% / 25% split between Zach and Lucas respectively based on $ put in by each of us ($60K from Zach and $19K from Lucas).

Q: What is Lucas' role now?

Pedal Anywhere: He meets with us monthly; he received funding for his other startup and is able connect us to angels and for fundraising. He also gives us tax advice but is not involved in day to day decisions and operations.

Q: What is your B2B strategy?

Pedal Anywhere: In addition to our core business of on-demand bike delivery, we are pursuing a number of partnership opportunities in order to flatten our current seasonal revenue curve and diversify our revenue streams. (1) Colleges and Universities: We are actively pitching the University of Washington to become a provider of student rental bikes. If successful, we would seek to replicate the university model in other large college towns. (2) Corporate Fleets: We are also creating a turnkey corporate bike rental product, with a successful $14.4K test contract carried out in 2015. The corporate program would create rental bike fleets as tenant amenities for commercial properties, with the programs facilitated through real estate firms and/or property managers. (3)Local Nonprofit Partnerships. (4) Municipal Governments: Though not yet in the pipeline, one of our medium-term ambitions is to act as a complementary product to municipal bikeshare programs like Pronto (Seattle) or CitiBike (NYC). Because we offer a superior product, with higher quality bikes at competitive rates with no distance or time restrictions, we foresee the possibility of future integration with bikeshare fleets as a premium option with instant delivery. We anticipate corporate contract pipelines taking 30-60 days from inquiry to contract closing. We'd also like to pursue partners to scale in the long term by approaching large scale travel / transportation companies like Airbnb with our offerings. We can also provide corporations on-site bikes for tenants & employees. We've seen interest here but have not had and will have bandwidth to pursue these opportunities until we bring on a VP of Business Development.

Q: What's the difference between your hybrid and road bikes?

Pedal Anywhere: In general, our hybrids are more comfortable and more upright, while our road bikes have better components and are more suitable for long days on the road.

Q: Do you foresee any risks to your Wholesaler Agreement with Advanced Sports?

Pedal Anywhere: Our distributor provide Fuji bikes. We ask for inventory on a weekly basis, and they turn around orders quickly. We've never had trouble ordering product. They have an annual Sept to Sept cycle on new bikes & hold closeouts on older models – this may lead to shortage or running out of stock in June when we do ordering in the Spring. We use their bikes for 2 years and receive better pricing with scale as their fabrication runs on larger volumes.

Q: What is the total cost to launch and break-even?

Pedal Anywhere: New cities in short term will be those that we are most confident on monetizing from and that are local including Portland, SF, Denver. Each expansion city would acquire: a starter fleet of 30 bicycles at a cost of $10,000 per city, commercial warehouse leased property (varies by market), helmets, locks, lights, tools, and office supplies at $25,000. Estimated total value of assets is $50,000 per city. On top of that, the cost of labor will include: a city manager in each city, ops manager on dispatch / deliveries, 2-3 seasonal staff. The fixed cost of real estate will create the biggest delta between cities. SF will be highest – extra 20K / year on rental cost. Seattle took $40-50K to launch, and 100K has been spent over lifetime of company. Our plans is to either go deeper in a few cities or open many; we have been actively planning on launching Portland. There, we done 3 interviews for regional manager and plan on a Q2 launch because Winter is quiet and a good time to set up shop rather than launch. Other than that, we have not started planning other city launches.

Q: Tell me about new market entry strategy.

Pedal Anywhere: We intend to approach new market entry with company-owned locations rather than franchises, and with a lean ethic based upon warehousing, on-call labor, low-cost delivery by bike, and high revenue per transaction. New cities would be launched by leasing centrally-located warehouse space, seeding a starter fleet of 30-50 bikes, hiring a local manager and on-call delivery staff, and investing heavily in social media advertising, SEO, SEM, and remarketing. We also intend to cultivate local relationships with bike shops, urbanist non-profits, and supportive city governments.



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Q: Can you explain the significant drop in revenues and gross margins from September through November?

Pedal Anywhere: The drop in revenue is expected and planned for, due to the current seasonality of the business. The gross margins dropped for late summer (July 15-September 30) because I stopped doing bike deliveries myself and hired additional staff to fulfill orders. Margins rebounded in September and October, but August margins were particularly low for three reasons: (1) There were 3 payrolls instead of 2 due to the calendar, (2) I took my first vacation in 2 years (meaning increased staffing for 10 days of August), (3) Revenue was lower than the 18k we had projected for August. I then retained delivery staff through September (despite lower revenue) so that I could begin focusing purely on preparing us for expansion and investment. From November to February, I will again be fulfilling orders myself and gross margins we estimate will be 90+%. All of our employees understand the need for seasonal layoffs at this time, and all of them have expressed their intent to return in March 2017. We are shooting for a 40-50% margin at scale.

Q: What were 2015 revenues?

Pedal Anywhere: 2015 total revenues were approximately $69K, with $56K in direct retail revenue and $14,400 in a one-time corporate contract.

Q: Since you are recording fleets as Fixed Assets, is there a reason why you do not recognize depreciation expense in COGS in your financials?

Pedal Anywhere: We have not included depreciation costs because our experience thus far has been that we can sell the assets profitably, even after 1-2 years of use. I do not know if that experience will be able to scale, and at some point I will need to start using traditional depreciation methods.

Q: Why are COGS so lumpy? How does your cost structure work?

Pedal Anywhere: We did not have any employees until May – before that, Zach did most roles on his own including bike delivery. In May, we had payroll & seasonal pay reflected in COGS. In Q3, we paid our Marketing & Ops manager in July which was reflected on August cost of labor / payroll. Additionally 24K of Bikes were paid for in Jan, Feb, April, June & July.

Q: How do you allocate net income to Zach as comp?

Pedal Anywhere: Zach is paid out whatever is left of net income after we pay fleet costs this year (reflected on balance sheet as owners' draw).

Q: What are you doing in June & July & August? (Referring to the jumps in expenses)

Pedal Anywhere: In June, we experimented with ad hoc labor and dedicated staff in July & August which is reflects with 1 month lag on payroll. We also made upgrades to the Warehouse.

Q: What is WA DOR Payable on your BS?

Pedal Anywhere: It is Washington Sales Tax.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Pre-Seed	Pre-Seed
Round size	US $750,000	US $750,000
Offering cap	N/A	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	6.0%	6.0%

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
SeedInvest

Investor Perks

- Invest $2,500: Lifetime 10% discount
- Invest $5,000: Lifetime 25% discount
- Invest $10,000: Your choice of a free hybrid bicycle from our fleet
- Invest $25,000: Your choice of a free road bicycle from our fleet
- Invest $50,000: Lifetime of free rentals for yourself
- Invest $100,000: Lifetime of free rentals and a free 7-day bike tour of your choice

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Financial Statements

Our financial statements can be found in the Data Room below. Seattle Monthly Bike Rental LLC was formed on February 28, 2012 as a Washington limited liability company. The financial statements reflect the company's business for the years ended December 31, 2014 and December 31, 2015. Those financial statements were reviewed by an independent CPA. The financial information discussed below with respect to 2016 has not been reviewed and is subject to change.

Financial condition

We are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our services.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Results of Operations

Our net revenues for the year ended December 31, 2015 were $68,558 compared to $22,095 in 2014. Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company includes credit card processing fees in costs of goods sold. Cost of revenues (consisting of bicycle maintenance, taxes and licensing, supplies and materials and other administrative costs) was $17,825 in 2015 compared to $11,838 in 2014, resulting in gross margins of 74% and 46%, respectively. Revenues increased because of expanded operations, which also resulted in higher margins.

Operating expenses consist 99% of general and administrative costs, with the remaining 1% being sales and marketing. Our total operating expenses through December 31, 2015 were $18,553 compared to $4,686 in 2014.

The company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $500 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is estimated at 3 years for the company's bicycles. The company also capitalizes trademark filing costs and related legal expenses when management perceives a future economic benefit. Depreciation expense totaled $4,117 and $1,156 for the years ended December 31, 2015 and 2014, respectively.

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As a result of the foregoing, the company recorded a net income of $32,180 and $5,571 as of December 31, 2015 and 2014, respectively.

For the year ending December 31, 2016, the company had net revenues totaling $94,293. During this same period, the company incurred expenses of $37,316, of which 18% was derived from tax and license expenses, 17% from bike maintenance expenses, 11% from advertising, 10% from supplies and materials, 10% from web design expenses and the remaining 31% from all other administrative expenses.

Liquidity and Capital Resources

As of December 31, 2015 we had no cash in hand. The cash at the end of this period was allocated to related party activities and members' draws in the amount of $25,622. For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Based on our cash flow projection, we anticipate that if we raise at least $750,000, this round should get us through 2018 and allow us to expand to three cities. After this time, we anticipate that profits will fund us after such time based on our projections. However, we might consider additional capital raises in order to increase the scope of our expansion plans. If we raise only our target amount, the proceeds will allow us a scaled-down one city expansion by early 2018. If working capital money is needed to fund inventory, we will likely seek a working capital loan or consider going through another round of financing.

We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Commencing December 1, 2016, the company entered into a lease agreement for commercial property for a term of 12 months and requires monthly payments of $650. As of November 22, 2016, the company's total assets were $47,699 and liabilities $10,040, which includes the $10,000 line of credit. As a result, the company's total equity as of November 22, 2016 was $37,659.

Indebtedness

As of December 31, 2015, the company had no liabilities. In 2016, the company entered into a line of credit agreement for $10,000 with an 8.5% interest rate to fund operations and additional bicycle purchases. The line of credit does not have a maturity date but requires a minimum payment of 2.5% of capital each month. $5,000 has already been used for excess fleet purchases in July 2016. The company plans to use the funds from this offering to pay off this debt. As of the date of this Offering Memorandum, the company has drawn down $9,900 under this line of credit.

Recent offerings of securities

The company has not made any offerings of securities in the last three years.

Valuation

We have not undertaken a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

We believe our competitive advantage relies on our nexus of quality and price. Our goal is to aggressively cut costs, use a delivery-only model, and invest in a high quality fleet so that we can provide an unprecedented value for bike rental in North America.

From our perspective, our primary competitors are local bike shops (with varying quality and high prices) and subsidized bike-share schemes (with low quality and low prices). Although our research has not revealed any direct competition, potential competitors are other instant delivery companies already at scale (Amazon, Postmates, Spinlister, etc.) that could choose to pivot into our market.

Our primary target customer is the tourist or business traveler staying at an AirBnb. They visit for business or pleasure for a few days or a week; they don't want to rent a car; they don't want to learn the local transit system; and they want a flexible, healthy, on-demand transportation option. As cities add cycling infrastructure, our addressable market will expand in kind.

Disclaimer: Statements above are based on management opinion and are meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of 2 times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If a qualified equity financing occurs (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of the conversion, if any, might value the company at an amount well below $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not be paid interest payments on these notes. If you choose to invest, you should be willing to accept that your notes will never convert and will have no value.

In order for the Crowd Notes to eventually convert into equity in the company, the company will have to be restructured. If the Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured from an LLC, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

It is unclear how the Crowd Note would be interpreted by a court if we are forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when certain conditions occur. However, it is unclear how a court would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

We have elected to be taxed as a partnership. We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes are determined by a court to be equity of the company that grants each investor the status of a member, you may also incur tax liabilities that are passed through to members.

We will eventually be required to reorganize the company as a corporation to convert the notes in this offering. We are currently organized as Seattle Monthly Bike Rental LLC in Washington. Washington is our home jurisdiction. However, the Crowd Notes in this offering work best for Delaware corporations, and we may decide to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the Crowd Notes.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore, you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

This is an early stage company. It has limited history, and limited revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price inventory and services right and sell to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.



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The company has no cash on hand and is dependent on the CEO for cashflow. The company's CEO is entitled to retain, and generally retains, 100% of the company's non-reinvested annual net earnings, totaling $23,000 as of December 31, 2016 and leaving the company with $0 net revenues in 2015. Even if the company implements an annual salary for the CEO, the members of the company generally use company funds to pay expenses on the company's behalf, collect the company's revenues, loan the company money, and hold company funds. These expenses totaled $2,622 as of December 31, 2015. The company is thus dependent on the CEO for cash for its operations. .

Our business is seasonal and weather and natural disasters may disrupt the industry. Most of our revenue comes in the summer months of June, July and August when the weather permits more customers to ride bikes. If we experience more rain one year than others, our revenues will fluctuate yearly and we may not make as much money as we projected for the year. Rain, lightning, or other weather may adversely impact demand for bike rentals. Seasonal weather conditions may shorten the bike rental season. Additionally, extreme weather conditions such as hurricanes and floods, or natural disasters such as earthquakes may affect operations at our bike rental locations. Even if we expand to other cities like San Francisco and Toronto, the seasonality of the service will continue and may negatively impact the financial status of our company.

We have a small management team. We depend on the skills and experience of Zach Herrington-Shane, who works full-time for the company, and Lucas Nivon who is an advisor to the company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We will need more people to join our company. We will need additional employees, and people with the skills necessary to ensure we create and sell premium services. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

The company is controlled by its officers and members. Zach Herrington-Shaner and Lucas Nivon hold all of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. They hold the company's LLC Membership Interest, each with one vote equal to the vote of each other Member, regardless of the Member's share of Membership Interest in the company. Investors in Crowd Notes may not have the ability to control a vote by the members.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

We have a number of competitors. There are already companies actively providing hourly and daily rental bikes to consumers in our target markets (e.g., NYC CitiBike, Seattle's Pronto CycleShare, etc.). While these companies may not provide monthly rentals, they may be able to provide services that achieve similar benefits to consumers at a lower price.

The company is going to need more money. We might not sell enough Crowd Notes both in the Regulation CF offering and our concurrent 506(c) offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

We rely on third parties to purchase our bicycles and other materials for our business. We contract with third-parties to purchase our bicycles and other supplies and equipment. If these third-parties face manufacturing constraints, that could impact our ability to purchase enough bicycles and material needed to deliver our services. There are multiple sources for all these major raw materials, and we could change suppliers, but doing so may negatively impact our financial results.

The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

We have an outstanding line of credit. We have entered into a line of credit of up to $10,000 of which we have drawn $9,900 to finance fleet bicycles. The line of credit does not have a maturity date but requires a minimum payment of 2.5% of capital each month, which we will have to pay out of our cashflow.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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> 📁 Pitch Deck and Overview (1 file)
> 📁 Product or Service (7 files)
> 📁 Financials (2 files)
> 📁 Investor Agreements (1 file)
> 📁 Miscellaneous (1 file)



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